
August 24, 2020

Brian Loftus
Chief Financial Officer
Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, MI 48326

> **Re: Unique Fabricating, Inc.**
> **Form 10-K for the fiscal year ended December 29, 2019**
> **Filed on March 27, 2020**
> **File No. 1-37480**

Dear Mr. Loftus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 29, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operation
Non-GAAP Financial Measures, page 32

1.   In regard to the Non-GAAP financial measure Adjusted EBITDA, please address the following in future filings:
   - It is not clear to us how you determined the adjustments currently labeled one-time consulting and licensing ERP system implementation costs are one-time costs since they appear to be ongoing periodic expenses. Refer to Questions 100.01 and 102.03 of the Non-GAAP Compliance and Disclosure Interpretations and Item 10(e)(1)(ii)(B) of Regulation S-K. It appears to us that these costs should not be identified as "one-time" and, to the extent these costs are expected to continue, it is not clear to us why removing them from a Non-GAAP performance measure would be appropriate. To the extent you believe these costs are incremental costs, it appears to us you should more fully explain their nature, disclose when you expect them to

          end, and provide an estimate of the incremental costs that remain; and

- Based on your disclosure that financial covenants in your credit facility are based on Adjusted EBITDA, revise your disclosures to also comply with Question 102.09 of the Non-GAAP Compliance and Disclosure Interpretations.

Notes to the Consolidated Financial Statements
Note 1 - Nature of Business and Significant Accounting Policies
Goodwill, page 49

2.   We note that you recorded an impairment charge of $6.8 million to write-off a portion of your goodwill due to a decrease in your market capitalization during 2019. Based on your remaining goodwill balance and your intangible asset balance, it appears to us that future impairments could be material to your results of operations. In future filings, please provide a risk factor to disclose and discuss the risks associated with possible future impairments or explain why you do not believe a risk factor is warranted.

Item 9A. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 72

3.   Please tell us and revise future filings to identify the COSO framework you used to evaluate the effectiveness of your internal control over financial reporting as of the end of your fiscal year. Refer to Item 308(a)(2) of Regulation S-K.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mindy Hooker, Accountant, at (202) 551-3732 or Anne McConnell, Accountant, at (202) 551-3709 if you have questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing